Item 77K

Change in certifying accountant

Deloitte & Touche LLP has served as the independent registered public accounting firm to the Bear Stearns CUFS
MLP Mortgage Portfolio (the "Portfolio") since the
Portfolios' inception on December 19, 2006.  On May 30,
2008, JPMorgan Chase & Co. completed the acquisition of The
Bear Stearns Companies, Inc., the parent of Bear Stearns
Asset Management Inc.  Shortly thereafter, Deloitte &
Touche LLP informed the Portfolio that, in light of its relationships with JPMorgan Chase & Co., it may not be able to continue to qualify to serve as the Portfolio's independent registered public accounting firm and subsequently resigned. Accordingly, on September 4, 2008, the Audit Committee of The RBB Fund, Inc. (the "Company") recommended and the full Board of Directors approved the appointment of PricewaterhouseCoopers LLP as the Portfolio's independent registered public accounting firm.
Deloitte & Touche LLP's report on the Portfolio's financial statement as of August 31, 2007 and August 31, 2006 did not contain an adverse opinion or disclaimer of opinion, or were not qualified or modified as to accounting, audit scope or accounting principles. During the fiscal years ended August 31, 2007 and August 31, 2006 and for the interim period ended February 29, 2008, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure.

A copy of Deloitte & Touche LLP's letter to the Securities and Exchange Commission signifying its agreement with the above statement is attached as Exhibit Q1.